[Home Depot Letterhead]

April 30, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa N. Rocha, Senior Assistant Chief Accountant
Ernest Greene, Staff Accountant

Re:	The Home Depot, Inc.
Form 10-K for the Year Ended February 1, 2015
Filed March 26, 2015
File No. 1-8207

Dear Ms. Rocha:

This letter responds to the letter dated April 17, 2015 from the U.S. Securities and Exchange Commission (the “Commission”) to The Home Depot, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2015 (the “2014 Form 10-K”).

The Staff’s comments have been reproduced below followed by the Company’s response.

Accelerated Share Repurchase Agreements, page 45

1.
You indicate that during fiscal years 2012 through 2014 and in March 2015, you entered into ASR agreements with third party financial institutions to repurchase your common stock. Please provide us with the following:

•
Please tell us and disclose the material terms of your ASR agreements, including but not limited to the maturity date of the agreement, settlement terms and whether you can choose to receive or pay the consideration in cash or shares;

•
Please tell us how you evaluated you ASRs to determine their classification, measurement and impact on earnings per share. Please refer to ASC 505-30-25-5 and 25-6 (and implementation guidance in ASC 505-30-55-1 through 55-7 and 60-2);

•	Please specifically tell us how you evaluated your ASRs to determine whether the ASRs are considered indexed to your own stock. Refer to ASC-815-40;

•	Please tell us how the ASRs in 2012 and 2013 were settled and how you accounted for the settlements; and

•	Please also disclose your accounting policy for accounting for ASRs.

Ms. Melissa N. Rocha
April 30, 2015

Response:

Material Terms of the ASR Agreements

In conjunction with our share repurchase program approved by our Board of Directors, we have repurchased shares in the open market and through Accelerated Share Repurchase (“ASR”) agreements. During fiscal years 2012 through 2014 and during the first quarter of fiscal 2015, we entered into a total of 10 separate ASR agreements with third-party financial institutions to repurchase an aggregate of $12.8 billion of the Company’s common stock. All of our ASR transactions have been structured in the same manner. For illustrative purposes, we have outlined below the material terms and structure of our ASR transactions using the dollar and share amounts from our ASR agreement from the first quarter of fiscal 2012 (the “Q1 2012 ASR”).

1.
Once the Company determines that it wants to repurchase its stock through an ASR agreement, it enters into the agreement with an unaffiliated third-party investment bank. The Q1 2012 ASR provided for the repurchase of $1 billion of the Company’s common stock.

2.
The ASR agreements provide for the payment to the investment bank of the entire dollar amount being repurchased immediately following execution of the agreement. As discussed in more detail below under “Accounting Considerations,” the amount paid to the investment bank is treated as a reduction to equity on the Company’s balance sheet.

3.
On the same day that the Company makes the payment, the investment bank delivers an initial number of shares (the “Initial Shares”) to the Company determined by dividing the payment amount by the price cap set in the agreement (the “Forward Price Cap”). For the Q1 2012 ASR, the Initial Shares were computed by dividing the $1 billion payment amount by the Forward Price Cap of $58, resulting in the delivery of 17.2 million Initial Shares. Per the terms of the ASR agreements, the Company cannot pay more per share than the Forward Price Cap, and the total number of shares delivered pursuant to the ASR agreements can never be less than the number of Initial Shares. We understand that the investment bank obtains the shares that it delivers to us by borrowing shares from its clients, leaving it with a short position.

4.
Over the term of the ASR agreement, the investment bank repurchases shares in the open market to cover its short position. The ASR agreement is structured to comply with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. As such, the Company has no control over the purchases made under the ASR agreement by the investment bank, no visibility over the timing or amount of purchases made over the purchase period, and no influence over how, when or whether the purchases will take place. The purchase period extends from the payment date until the “Termination Date” under the ASR agreement. The Termination Date can occur as early as the First Acceleration Date, which is typically a date approximately one month following the date of the ASR agreement, and no later than the Scheduled Termination Date, which is typically two to three months following the date of the ASR agreement. The exact Termination Date is chosen at the discretion of the investment bank. For example, for the Q1 2012 ASR, the First Acceleration Date was April 9, 2012, and the Scheduled Termination Date was May 25, 2012. The investment bank determined to terminate the purchase period on May 14, 2012.

Ms. Melissa N. Rocha
April 30, 2015

5.
Following the Termination Date, the investment bank delivers an amount of additional shares to the Company determined by subtracting the Initial Shares from the total number of shares to be delivered under the ASR agreement. The total number of shares is calculated by dividing the payment amount by the final forward price. The final forward price is equal to the lesser of (a) the Forward Price Cap and (b) the average of the daily volume weighted average price per share (“VWAP”) of the Company’s common stock for the trading days between the payment date and the Termination Date, less a negotiated discount. As noted above, this methodology ensures that the Company cannot pay more per share than the Forward Price Cap, and the total number of shares delivered pursuant to the ASR agreement can never be less than the number of Initial Shares. As a result, under the terms of the ASR agreement, settlement will never be required from the Company, and the investment bank must settle the agreement by delivering additional shares, if any. The agreement does not permit the investment bank to settle in cash. For the Q1 2012 ASR, the final forward price was less than the Forward Price Cap of $58, resulting in a delivery of 2.8 million additional shares to the Company after the Termination Date.

The table below provides the specific terms for each of the ASR agreements the Company entered into during fiscal years 2012 through 2014 and during the first quarter of fiscal 2015. Each of these agreements followed the structure outlined above.

Period	Amount	Forward Price Cap	Agreement Date	First Acceleration Date	Scheduled Termination Date	Termination Date	Initial Shares Delivered	Additional Shares Delivered	Total Shares Delivered
Q1 2012	$1,000,000,000	$58.00	3/8/2012	4/9/2012	5/25/2012	5/14/2012	17,241,379	2,799,351	20,040,730
Q2 2012	$1,400,000,000	$65.00	5/30/2012	6/22/2012	8/24/2012	8/24/2012	21,538,461	5,588,015	27,126,476
Q3 2012	$650,000,000	$70.00	8/29/2012	9/28/2012	11/27/2012	11/27/2012	9,285,714	1,529,259	10,814,973
Q1 2013	$1,500,000,000	$83.00	3/28/2013	4/26/2013	5/31/2013	5/31/2013	18,072,289	2,143,126	20,215,415
Q2 2013	$1,700,000,000	$86.73	6/6/2013	7/8/2013	8/29/2013	8/14/2013	19,601,061	2,381,838	21,982,899
Q3 2013	$1,500,000,000	$91.37	9/10/2013	10/4/2013	11/27/2013	11/27/2013	16,416,766	3,364,697	19,781,463
Q4 2013	$1,500,000,000	$99.95	12/6/2013	1/3/2014	3/7/2014	1/27/2014	15,007,504	3,848,006	18,855,510
Q1 2014	$950,000,000	$100.00	3/13/2014	4/11/2014	5/30/2014	4/11/2014	9,500,000	2,637,634	12,137,634
Q2 2014	$1,750,000,000	$104.00	6/12/2014	7/11/2014	8/29/2014	8/29/2014	16,826,923	4,537,748	21,364,671
Q1 2015	$850,000,000	$121.00	3/12/2015	4/13/2015	5/29/2015	4/16/2015	7,024,793	441,709	7,466,502
Total	$12,800,000,000						150,514,890	29,271,383	179,786,273

Accounting Considerations

The following outlines the accounting considerations related to the ASR agreements. For illustrative purposes, the dollar and share amounts presented below are for the Q1 2012 ASR. As all of the ASR agreements followed the same structure, the considerations below apply to all of the agreements.

A.	Overall Scope of Transaction – ASC 505-30-25 and 30-55

ASC 505-30-25-5 and 25-6 outline the accounting treatment for ASR agreements. ASC 505-30-25-5 and 25-6 state that ASR agreements should be viewed as two separate transactions: (1) as shares of common stock acquired in a treasury stock transaction recorded on the initial transaction date, and (2) as forward contracts indexed to a company’s own common stock.

Ms. Melissa N. Rocha
April 30, 2015

As such, we have viewed our ASR agreements as two separate transactions. In accordance with ASC 505-30-25, the first transaction – the treasury stock transaction – results in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted earnings per share (“EPS”). The Initial Shares are recorded at their fair value as of the date of the ASR agreement as treasury stock, with the remaining value from the payment amount recorded as paid-in capital. As such, for the Q1 2012 ASR, upon the payment of $1 billion and the delivery of 17.2 million Initial Shares to us, we recorded the fair value of the 17.2 million Initial Shares (based on the current trading price) as a debit to the treasury stock account on the balance sheet, and we recorded the difference between the $1 billion payment amount and the fair value of the 17.2 million Initial Shares received as a debit to the paid-in capital account on the balance sheet.

B.	Consideration of Forward Purchase Contract – ASC 480-10-25

For the second transaction – the forward purchase contract indexed to our common stock – we must first analyze it under ASC 480-10-25 to determine whether the transaction should be considered a liability contract. Under ASC 480-10-25-8, a company must classify as a liability any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics: (a) it embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) it requires or may require the issuer to settle the obligation by transferring assets. Additionally, under ASC 480-10-25-14, a financial instrument that embodies an unconditional obligation that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominately on any one of the following: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the company’s equity shares, or (c) variations inversely related to changes in the fair value of the issuer’s equity shares. In the case of our ASR forward contracts, we do not have a conditional or unconditional duty or responsibility to repurchase our shares, transfer assets, or issue equity shares at any future date. Instead, the payment amount is transferred at inception of the contract, and at maturity the Company receives from the investment bank a variable number of its equity shares. As a result, our ASR forward contracts do not have the characteristics set forth in ASC 480-10-25-8 and are not within the scope of ASC 480-10-25-8 or ASC 480-10-25-14 (or any other paragraph in ASC 480-10-25).

C.	Derivatives and Hedging – ASC 815-10-15 Exclusion Considerations

Prepaid forward contracts to repurchase a variable number of our equity shares that require physical settlement are accounted for in conformity with the guidance in ASC 815-10-15. Under ASC 815-10-15-74, contracts issued or held by a company that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position shall not be considered to be derivative instruments. These two items are evaluated below.

1.	Indexed to Its Own Stock – ASC 815-40-15 Considerations

ASC 815-40-15 specifies that a company shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the following two-step approach:

•	Step 1: Evaluate the instrument’s contingent exercise provisions, if any; and

•	Step 2: Evaluate the instrument’s settlement provisions.

Ms. Melissa N. Rocha
April 30, 2015

In reviewing Step 1 under ASC 815-40-15-7A, any contingent exercise provisions must be evaluated to determine if there are factors that would preclude the financial instrument from being considered indexed to a company’s own stock. As discussed above, there are no contingent exercise provisions related to the Company’s ASR forward contracts; therefore, no further evaluation is needed and the analysis moves to Step 2. With respect to Step 2, under ASC 815-40-15-7D, if the number of shares used to calculate the settlement amount of the forward contract is not fixed, the instrument would still be considered indexed to a company’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. Under our ASR forward contracts, because the only variable that can affect the settlement amount of the contracts is the VWAP of the Company’s stock, which is an input to the fair value of a fixed-for-fixed forward contract on equity shares, the ASR forward contracts are considered indexed to the Company’s own stock.

2.	Equity Classification – ASC 815-40-25 Considerations

ASC 815-40-25 provides guidance on the balance sheet classification of freestanding derivative financial instruments that a company enters into that are indexed to, and sometimes settled in, its own stock. If such a contract is classified as an equity instrument, then the total amount paid at inception of the contract should reduce equity. Under ASC 815-40-35, subsequent adjustments to the value of the contract recorded in equity at inception would not be recognized as long as the instrument is classified in permanent equity. At maturity of the contract, the entity would eliminate the related equity amount with an offset to treasury stock. Under ASC 815-40-25, contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company, except in those limited circumstances in which holders of the underlying shares also would receive cash. ASC 815-40-25 sets forth a number of criteria that must be met for a contract to be classified as equity. Set forth below are those criteria, as well as the applicability of those criteria to our ASR agreements:

ASC 815-40-25 Criteria	Applicability to the Company’s ASRs
The contract permits the company to settle in unregistered shares	Not applicable – the ASRs provide that we can only receive (not deliver) shares
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding
Not applicable – the ASRs provide that we can only receive (not deliver) shares
The contract contains an explicit limit on the number of shares to be delivered in a share settlement	Not applicable – the ASRs provide that we can only receive (not deliver) shares
There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC	There are no such provisions in our ASRs
There are no cash settled “top-off” or “make-whole” provisions	Not applicable – the ASRs provide that, upon settlement, we are not required to deliver anything to the counterparty (neither cash nor shares)
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract	There are no such provisions in our ASRs
There is no requirement in the contract to post collateral at any point or for any reason	There are no requirements to post collateral in our ASRs

Ms. Melissa N. Rocha
April 30, 2015

Based on the transaction structure, the forward purchase contract portion of the Company’s ASR transactions would satisfy all of the applicable criteria above; therefore, the forward contract should be classified as an equity instrument. As a result, no entries would be required to record the final settlement of the forward purchase contract until the actual settlement in shares at the end of the purchase period. At the end of the purchase period, the portion of the prepaid forward contract that was initially recorded in paid-in capital is reclassified to treasury stock.

D.	EPS Considerations – ASC 260-10-45 (as directed by ASC 505-30-60-2)

With respect to the weighted average shares calculation, pursuant to ASC-260-10-45, the receipt of the Initial Shares results in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted EPS, as noted above. The incremental shares delivered upon settlement of the ASR agreement at the end of the purchase period (e.g., the 2.8 million shares received at the end of the Q1 2012 ASR) are deducted from weighted average shares on the Termination Date. If the share purchase period extends over the end of a quarter-end reporting period, no adjustment is made to the weighted shares outstanding for diluted EPS for that quarter due to the fact that the forward contract can only be antidilutive. In accordance with ASC 260-10-45, antidilutive contracts potentially settled in a company’s own stock should be excluded from diluted EPS.

Disclosure

In future filings, we will disclose the material terms and our accounting policy for accounting for our ASRs. Set forth below is the disclosure that we would expect to make in future filings, using the relevant information from the ASR agreement entered into in the first quarter of fiscal 2015 as an example. The actual disclosures in future filings are subject to change based on changes in the underlying facts.

From time to time, the Company enters into an accelerated share repurchase (“ASR”) agreement with a third-party financial institution to repurchase shares of the Company’s common stock. Under the ASR agreement, the Company pays a specified amount to the financial institution and receives an initial delivery of shares. This initial delivery of shares represents the minimum number of shares that the Company may receive under the agreement. Upon settlement of the ASR agreement, the financial institution delivers additional shares, with the final number of shares delivered determined with reference to the volume-weighted average price of the Company’s common stock over the term of the agreement, less an agreed-upon discount. The transactions are accounted for as equity transactions and are included in Treasury Stock when the shares are received, at which time there is an immediate reduction in the weighted-average common shares calculation for basic and diluted earnings per share.

In March 2015, the Company entered into an ASR agreement with a third-party financial institution to repurchase $850 million of the Company’s common stock. Under this agreement, the Company paid $850 million to the financial institution and received an initial delivery of 7.0 million shares in March 2015. The transaction was completed in April 2015, at which time the Company received an additional 0.5 million shares.

* * * * * *

Ms. Melissa N. Rocha
April 30, 2015

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5735 or by fax (770) 384-5736 or e-mail (Carol_Tome@homedepot.com).

Respectfully submitted,

/s/ Carol B. Tomé

Carol B. Tomé
Chief Financial Officer and Executive Vice President – Corporate Services

cc:	Teresa Wynn Roseborough Executive Vice President, General Counsel and Corporate Secretary
F. Duane Ackerman Chair, The Home Depot, Inc. Audit Committee
Hector Mojena KPMG LLP
Brian J. Lane Gibson, Dunn & Crutcher LLP